EXHIBIT 21

SUBSIDIARIES OF STANDARD MOTOR PRODUCTS, INC.

Name	State or Country of Incorporation	Percent of Voting Securities Owned

Motortronics, Inc.	New York	100

SMP Automotive de Mexico, S.A. de C.V.(1)	Mexico	100

SMP Engine Management de Mexico, S. de R.L. de C.V.(1)	Mexico	100

SMP Four Seasons de Mexico, S. de R.L. de C.V.(1)	Mexico	100

SMP Motor Products Limited	Canada	100

SMP Poland sp. z o.o.(2)	Poland	100

Standard Motor Products de Mexico, S. de R.L. de C.V.(1)	Mexico	100

Standard Motor Products (Hong Kong) Limited	Hong Kong	100

All of the subsidiaries are included in the consolidated financial statements of Standard Motor Products, Inc.

(1)	Standard Motor Products, Inc. owns approximately 99% and Motortronics, Inc. owns approximately 1% of these companies.

(2)	SMP Poland sp. z o.o. is a wholly-owned subsidiary of Standard Motor Products (Hong Kong) Limited.